================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of June 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    X   Form 40-F __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____________

================================================================================

                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold and BUG-ATID, Israel's Leading Tech Retailer, to Jointly Market Fast-Internet Services dated May 29, 2003.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold and BUG-ATID, Israel's Leading Tech Retailer, to Jointly Market Fast-Internet Services

Thursday May 29, 7:03 am ET

TEL AVIV, Israel, May 29 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD -
News), a leading Internet service provider in Israel, today announced that it signed an exclusive strategic collaboration agreement with BUG-ATID, under which the companies will market fast Internet and other products and services to consumers through BUG-ATID's chain of stores.

BUG-ATID, formed from the recent merger of BUG and ATID Computers, is Israel's leading technology retail chain, with 35 stores in leading shopping malls throughout the country.

Under the agreement, BUG-ATID stores will establish Internet stands to enable all shoppers to experience the benefits of fast Internet. Utilizing Internet Gold's advanced Internet services, shoppers will be able to surf the Net, play games through Internet Gold's VGames site, watch movies, listen to music, and experience all the advantages of the fast-Internet platform.

In addition, shoppers, assisted by BUG-ATID sales representatives, will be able to register online for Internet Gold's fast-Internet and other value-added services.

Internet Gold's CEO, Eli Holtzman, said: "Internet Gold chose BUG-ATID as a strategic partner because of its marketing strength and its stores' convenient locations close to most families in Israel. Many Israeli consumers have heard about fast Internet but are reluctant to sign up for it because they haven't yet experienced the benefits. BUG-ATID's popular stores will give shoppers first-hand experience with the service as well as an easy opportunity to join the fast-growing population of fast-Internet subscribers. In addition, the Internet Gold brand will receive strong exposure at the retail level through the prominent and respected BUG-ATID chain."

BUG-ATID's CEO, Barak Levy, said: "This collaboration is an important strategic and business step for both companies. Introducing Internet Gold's advanced fast Internet service by installing stands in stores as part of our offerings to our customers makes visiting the store a complete shopping experience. As Israel's largest computer chain, we see substantial potential in marketing the most advanced technology services as part of our offerings. Partnering with Internet Gold, one of Israel's top ISPs and providers of superb Internet content, creates a win-win opportunity for both companies."

The companies will also jointly offer products and services at competitive prices through electronic newsletters, direct marketing to homes, exhibitions and more.

Internet Gold will install a VPDN (Virtual Private Dialup Network) connecting BUG-ATID's headquarters and stores via a fully secured broadband network. The new network will strengthen BUG-ATID's internal and external communications, its marketing and administrative activities, and that all-important effort, quality of service to customers.

About Internet Gold

Internet Gold is a leading Internet service provider in Israel in number of subscribers based on recent surveys. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through portals. The Company operates the leading portal in Israel through its MSN Israel joint venture with Microsoft Corp. and is a leading e-commerce provider in Israel through its e-commerce joint venture, Gold Trade. The Company provides Internet access through a nationwide network with 8 points of presence, enabling the entire Israeli population to access the Web via local phone calls. For additional information about Internet Gold, please visit our Website at www.igld.com.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

    For further information, please contact:

     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

     or

     Ms. Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                            -------------------------------
                                                 (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  June 2, 2003